SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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6-K Items

     1. Press release re TAT Technologies Ltd. Signed an Agreement to Purchase 27% of Bental dated March 27, 2008.

                                                                          ITEM 1


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Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Signed an Agreement to Purchase 27% of Bental

Thursday March 27, 1:14 pm ET

GEDERA, Israel, March 27 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) announced today that following the announcement from January 3, 2008 the company has signed an Agreement to purchase 27% of Bental Industries Ltd. ("Bental") in addition to options to purchase an additional 18% of Bental. In addition, the Company intends to enter into an agreement for the purchase of additional 10% of Bental's shares from another Bental shareholder - Mivtach Shamir Investments (1993) Ltd. ("Mivtach").

Since TAT Industries Ltd., the major stockholder of the company, already holds 15% of Bental, after the consummation of the above transactions, the TAT Group will hold 52% of Bental and up to 70% of Bental after the exercise of the options.

Bental which was established in 1983 and has around 140 employees specializes in innovative motion technologies for military and aviation purposes.

Bental is the leading supplier in its field to Israel's defense industries. Its products are also supplied to military aerospace and industrial companies worldwide.

The transaction structure is as follows:

The evaluation of Bental for the transaction is $12,500,000.

a) At the Closing, the company will purchase from Bental Hashkaot Ltd. ("Bental Hashkaot") 27% of outstanding stock capital of Bental in consideration of $3,375,000. The parties determined that the exchange rate of the dollar to shekel will range between 3.70-3.95. (if the rate is less than 3.70, then the price will be increased). For example: if the rate is 3.60 the difference will be 3.70/3.60=1.02777x3,375,000=3,468,724. If the rate is more than 3.95 then the price will be respectively decreased. If the exchange rate is within the above range, the price will remain in tact.

b) Bental Hashkaot granted the company a call option to purchase additional 18% of the outstanding stock capital of Bental (in up to 4 installments) in consideration of $2,250,000 (under the same conditions of the exchange rate of the dollar to shekel as specified above). The consideration for the option shares shall bear interest of 2% per annum. The call option shall be valid for a period of 4 years as of 1/1/2009.

c) The company granted Bental Hashkaot a put option in the amount of $2,137,500 (under the same conditions of the exchange rate of the dollar to shekel as specified above). The put option will be valid for a period of 2 years as of 1/1/2011.

d) In case of an "Exit" (as defined in the agreement) by the company within 3 years as of the closing, Bental Hashkaot will be entitled to additional consideration which shall range between 10%-30% from the difference between the exit transaction consideration and the consideration in the above mentioned transaction.

The closing will be subject to certain conditions, inter alia, the approval of Antitrust Commissioner, Chief Scientist, bank approvals and the closing of the transaction with Mivtach as specified above.

TAT Technologies is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition, the Company manufactures aircraft accessories and systems such as pumps, valves, Power Systems, Turbines and overhauls aircraft Auxiliary Power Units (APUs), landing gears and propellers.



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: March 28, 2008